UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be included in statements filed

pursuant to Rule 13D-1(A) and Amendments

thereto filed pursuant to Rule 13D-2(A)

Crown Castle International Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22822710

(CUSIP Number)

David N. Brooks

Secretary

Fortress Investment Group Holdings LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

January 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 2 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRIT PINN LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -19,333,718-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -19,333,718-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -19,333,718-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37944Q 10 3		Page 3 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRIT Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -19,835,241- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -19,835,241- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -19,835,241-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* 19,333,718 shares solely in its capacity as the sole member of FRIT PINN LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 4 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Registered Investment Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,488,209- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -20,488,209- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,488,209-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* 19,835,241 shares solely in its capacity as the sole member of FRIT Holdings LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 5 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Pinnacle Investment Fund LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -5,183,415- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -5,183,415- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -5,183,415-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IV

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 6 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -5,183,415- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -5,183,415- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -5,183,415-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IA

*Solely in its capacity as the investment advisor of Fortress Pinnacle Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 7 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert H. Gidel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -41,256-
	8	SHARED VOTING POWER -5,183,415- *
	9	SOLE DISPOSITIVE POWER -41,256-
	10	SHARED DISPOSITIVE POWER -5,183,415- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -5,224,671-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Solely in his capacity as the sole manager of Fortress Pinnacle Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 8 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,488,209- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -20,488,209- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,488,209-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 9 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,488,209- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -20,488,209- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,488,209-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 10 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIT GSL LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -4,747,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -4,747,993-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,747,993-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 11 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIT Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -4,747,993- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -4,747,993- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,747,993-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the sole member of FIT GSL LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 12 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Trust II
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -4,747,993- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -4,747,993- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,747,993-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIT Holdings LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 13 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund II LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -4,747,993- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -4,747,993- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,747,993-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 14 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM II LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -4,747,993- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -4,747,993- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,747,993-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of Fortress Investment Fund II LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 15 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Group LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -30,419,617- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -30,419,617- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,419,617-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* 4,747,993 shares solely in its capacity as the managing member of Fortress Fund MM II LLC, 20,488,209 shares solely in its capacity as the managing member of Fortress Fund MM LLC, and 5,183,415 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 15 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Operating Entity I LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -30,419,617- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -30,419,617- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,419,617-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as holder of all of the issued and outstanding shares of beneficial interest of Fortress Investment Group LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 17 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -30,419,617- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -30,419,617- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,419,617-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 18 of 26 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Group Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | |
(b) | |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -30,419,617- *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -30,419,617- *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,419,617-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (based on 300,913,943 shares of common stock outstanding as of January 12, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as holder of all of the issued and outstanding shares of beneficial interest of FIG Corp.

The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Crown Castle International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 510 Bering Drive, Suite 600, Houston, Texas 77057.

Item 2.	Identity and Background

(a), (b), (c) and (f). This Statement is being filed jointly by FRIT PINN LLC ("FRIT PINN"), FRIT Holdings LLC ("FRITH"), Fortress Registered Investment Trust ("FRIT"), Fortress Pinnacle Investment Fund LLC ("FPIF"), FIG Advisors LLC ("FIGA"), Robert H. Gidel ("Gidel"), Fortress Investment Fund LLC ("FIF"), Fortress Fund MM LLC ("FFMM"), FIT GSL LLC ("FIT GSL"), FIT Holdings LLC ("FITH"), Fortress Investment Trust II ("FIT II"), Fortress Investment Fund II LLC ("FIF II"), Fortress Fund MM II LLC ("FFMMII"), Fortress Investment Group LLC ("FIG"), Fortress Operating Entity I LP ("FOEI"), FIG Corp. ("FIG Corp"), and Fortress Investment Group Holdings LLC ("FIGH"; together with FRIT PINN, FRITH, FRIT, FIF, FFMM, FIG, FOEI, and FIG Corp collectively, the "FIF I Reporting Persons"; together with FPIF, FIGA, Gidel, FIG, FOEI, and FIG Corp, collectively, the "FPIF Reporting Persons"; together with FIT GSL, FITH, FIT II, FIF II, FFMMII, FIG, FOEI, and FIG Corp, collectively, the "FIF II Reporting Persons"; and the FIF I Reporting Persons together with the FPIF Reporting Persons and the FIF II Reporting Persons, collectively, the "Reporting Persons"; each individually, a "Reporting Person"), pursuant to a joint filing agreement attached hereto as Exhibit 1.1.

The business address of each of the Reporting Persons, other than Robert H. Gidel, is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each Reporting Person, other than Robert H. Gidel, is securities and real estate-related investments. The business address of Robert H. Gidel is 3001 N. Rocky Point Drive, Suite 200, Tampa, Florida 33607. Mr. Gidel is a citizen of the United States of America and is the Managing Director of Liberty Partners, L.P., a partnership which makes investments in real estate operating companies and partnerships.

Set forth in Annex A attached hereto is a listing of the director and executive officers of FIG, the executive officers of FIF II, FFMMII, FITH, and FRITH, the directors and executive officers of FIT GSL, FIG Corp, and FIGH, the managers and members of FIF, FFMM, FRIT PINN, and FIGA, the trustees and executive officers of FRIT and FIT II, the officers of FPIF, and the general partner of FOEI (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.

(d) and (e). None of the Reporting Persons, or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 5, 2006, the Issuer, CCGS Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer ("Merger Sub"), and Global Signal Inc., a Delaware corporation ("Global Signal"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On January 12, 2007 (the "Effective Time"), pursuant to the terms of the Merger Agreement, Global Signal merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of the Issuer following the transaction.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each issued and outstanding share of common stock, par value $0.01, of Global Signal ("GSL Stock") was automatically converted into the right to receive, at the election of the holder thereof, either 1.61 shares of the Issuer's Common Stock or $55.95 in cash, subject to a maximum aggregate amount of cash consideration equal to $550 million. In addition, at the Effective Time, each option or warrant entitling the holder to purchase a share of GSL Stock was automatically converted into an option or warrant, as applicable, to purchase a number of shares of the Issuer's Common Stock equal to the product of the number of shares of GSL Stock subject to such option or warrant, as applicable, and 1.61, at an exercise price per share equal to the quotient obtained by dividing the aggregate exercise price of the shares of GSL Stock subject to such option or warrant, as applicable, by the aggregate number of shares of the Issuer's Common Stock subject to such converted option or warrant, as applicable.

Accordingly, at the Effective Time, the 30,336,919 shares of GSL Stock held by the Reporting Persons at the Effective Time were converted into approximately $247,617,829.54 in cash and 41,719,614 shares of the Issuer's Common Stock, of which 30,419,617 shares are the subject of this Schedule 13D. The Reporting Persons did not hold any shares of the Issuer's Common Stock prior to the Effective Time.

The foregoing description of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, dated October 11, 2006, and which is incorporated herein by reference.

On January 19, 2007, certain of the Former GSL Stockholders entered into a Stock Purchase Agreement (the "SPA") with the Issuer, pursuant to which the Issuer agreed to purchase from such Former GSL Stockholders an aggregate of 17,713,819 shares of the Issuer's Common Stock for an aggregate of $600,000,000, of which FRIT, FRITH, FRIT PINN, FPIF and FIT GSL have agreed to sell an aggregate of 11,042,424 shares of the Issuer's Common Stock for an aggregate of $374,027,428.86. The closing of the purchase and sale contemplated by the SPA is expected to occur on January 26, 2007. Following such purchase and sale, the Reporting Persons will hold the 30,419,617 shares of the Issuer's Common Stock that are the subject of this Schedule 13D.

The foregoing description of the SPA and the transactions contemplated thereby is qualified in its entirety by reference to the SPA, a copy of which is attached as Exhibit 1.2 to this Schedule 13D.

Drawbridge Global Macro Fund, Ltd., Drawbridge Global Macro Fund LP and Drawbridge Investment Partners LLC (together, the "Drawbridge Funds") received 203,398 shares, 20,621 shares and 33,554 shares, respectively (collectively, the "Drawbridge Shares"), of the Issuer's Common Stock in the Merger. Each of the Reporting Persons may be deemed to have beneficially owned the Drawbridge Shares. On January 17, 2006 and January 19, 2006, the Drawbridge Funds sold the Drawbridge Shares. Following such transactions, the Drawbridge Funds do not own any shares of the Issuer's Common Stock.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is hereby incorporated by reference.

In connection with the Merger, the Issuer expanded its board of directors from 10 to 13 members. Effective immediately after the Effective Time, the Issuer appointed a representative of Greenhill Capital Partners, L.P. and certain of its related partnerships (collectively, "Greenhill") to the Issuer's board of directors. Effective eight days after the Effective Time, the Issuer appointed a representative of Abrams Capital Partners II, L.P. and certain of its related partnerships (collectively, "Abrams") to the Issuer's board of directors. Effective one day after the Effective Time, the Issuer appointed a representative of certain of the Reporting Persons (collectively, "Fortress", and together with Greenhill and Abrams, the "Former GSL Stockholders"), to the Issuer's board of directors.

In addition, on October 5, 2006, concurrently with the execution of the Merger Agreement, the Issuer entered into a Stockholders Agreement with the Former GSL Stockholders (the "Stockholders Agreement") pursuant to which, among other things and subject to the terms and conditions thereof, the Issuer granted to the Former GSL Stockholders certain rights with respect to the registration of the shares of the Issuer's Common Stock received in the Merger (the "Registrable Securities") and granted each Former GSL Stockholder the right to cause the nominating committee of the Issuer's board of directors to re-nominate one director to the Issuer's board of directors, subject to continued minimum share ownership by the Former GSL Stockholder in the Issuer. Pursuant to the terms and subject to the conditions of the Stockholders Agreement, the Issuer shall file an automatic shelf registration statement at or immediately after the Effective Time in order to register the Registrable Securities and after the Effective Time shall, upon the request of the Former GSL Stockholders, effect an underwritten offering of Registrable Securities with an aggregate market value of at least $600 million (the "Initial Marketed Secondary Offering"). On January 19, 2007, certain of the Former GSL Stockholders entered into the SPA. The consummation of the transactions contemplated by the SPA shall be in lieu of the Initial Marketed Secondary Offering. The Reporting Persons may sell additional shares of the Issuer's Common Stock from time to time through a series of overnight block trades with institutional investors or marketed secondary offerings.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached as Exhibit 4.1 to the Issuer's Current Report on Form 8-K, dated October 11, 2006, and which is incorporated herein by reference.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by them from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer and the wireless communications tower business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Each of FIG, FOEI, FIG Corp. and FIGH does not directly own any securities of the Issuer. For the reasons set forth below, each of FIG, FOEI, FIG Corp. and FIGH may be deemed to beneficially own the 30,419,617 shares collectively held by the Reporting Persons (the "Reported Shares").

For the reasons set forth below, each FIF I Reporting Person, except FRIT PINN and FRITH to the extent described below, may be deemed to beneficially own the 19,333,718 shares held directly by FRIT PINN (the "FRIT PINN Shares"), the 501,523 shares held directly by FRITH (the "FRITH Shares"), and the 652,968 shares held directly by FRIT (the "FRIT Shares"; together with the FRIT PINN Shares and the FRITH Shares, the " FIF I Shares"). Each of FIF, FFMM, FIG, FOEI, FIG Corp. and FIGH does not directly own any securities of the Issuer. However, (i) FRITH has the ability to direct the management of FRIT PINN's business and affairs as the sole member of FRIT PINN; (ii) FRIT has the ability to direct the management of FRITH's business and affairs as the sole member of FRITH; (iii) FIF has the ability to direct the management of FRIT's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FRIT; (iv) FFMM has the ability to direct the management of FIF's business and affairs as the managing member of FIF; (v) FIG has the ability to direct the management of FFMM's business and affairs as the managing member of FFMM; (vi) FOEI has the ability to direct the management of FIG's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIG; (vii) FIG Corp. has the ability to direct the management of FOEI's business and affairs as the general partner of FOEI; and (viii) FIGH has the ability to direct the management of FIG Corp's business and affairs as the owner of all issued and outstanding shares of FIG Corp.

For the reasons set forth below, each FPIF Reporting Person may be deemed to beneficially own the 5,183,415 shares held directly by FPIF (the "FPIF Shares"). Gidel directly owns 41,256 shares of the Issuer's Common Stock. Each of FIGA, FIG, FOEI, FIG Corp. and FIGH does not directly own any securities of the Issuer. However, (i) Gidel as sole manager of FPIF has the ability to direct the management of FPIF's business and affairs; (ii) FIGA has the ability to direct the management of FPIF's business and affairs as the investment advisor of FPIF; (iii) FIG has the ability to direct the management of FIGA's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIGA; (iv) FOEI has the ability to direct the management of FIG's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIG; (v) FIG Corp. has the ability to direct the management of FOEI's business and affairs as the general partner of FOEI; and (vi) FIGH has the ability to direct the management of FIG Corp's business and affairs as the owner of all issued and outstanding shares of FIG Corp.

For the reasons set forth below, each FIF II Reporting Person may be deemed to beneficially own the 4,747,993 shares held directly by FIT GSL (the "FIF II Shares"). Each of FITH, FIT II, FIF II, FFMMII, FIG, FOEI, FIG Corp. and FIGH does not directly own any securities of the Issuer. However, (i) FITH has the ability to direct the management of FIT GSL's business and affairs as the sole member of FIT GSL; (ii) FIT II has the ability to direct the management of FITH's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FITH; (iii) FIF II has the ability to direct the management of FIT II's business and affairs as the holder of a majority of the issued and outstanding shares of beneficial interest of FIT II; (iv) FFMMII has the ability to direct the management of FIF II's business and affairs as the managing member of FIF II; (v) FIG has the ability to direct the management of FFMMII's business and affairs as the managing member of FFMMII; (vi) FOEI has the ability to direct the management of FIG's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIG; (vii) FIG Corp. has the ability to direct the management of FOEI's business and affairs as the general partner of FOEI; and (viii) FIGH has the ability to direct the management of FIG Corp's business and affairs as the owner of all issued and outstanding shares of FIG Corp.

With respect to such shares of the Issuer's Common Stock, (i) none of the Reporting Persons, except Gidel with respect to the 41,256 shares of Issuer's Common Stock he holds directly, has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of the Reported Shares; (ii) each of the FIF I Reporting Persons, except FRIT PINN with respect to the FRITH Shares and the FRIT Shares, and except FRITH with respect to the FRIT Shares, has the shared power to vote or to direct the vote, or to dispose or to direct the disposition of the FIF I Shares; (iii) each of the FPIF Reporting Persons has the shared power to vote or direct the vote, or to dispose or to direct the disposition, of the FPIF Shares; and (iv) each of the FIF II

Reporting Persons has the shared power to vote or direct the vote, or to dispose or to direct the disposition, of the FIF II Shares.

As a result of acquisition of the Reported Shares: (i) the FIF I Reporting Persons collectively control 6.8% of the outstanding voting capital stock of the Issuer; (ii) the FPIF Reporting Persons collectively control 1.7% of the outstanding voting capital stock of the Issuer and Gidel individually controls less than an additional 1.0% of the outstanding voting capital stock of the Issuer; (iii) the FIF II Reporting Persons collectively control 1.6% of the outstanding voting capital stock of the Issuer; and (iv) FIG, FOEI, FIG Corp. and FIGH collectively control 10.1% of the outstanding voting capital stock of the Issuer. None of the Covered Persons directly owns any securities of the Issuer, except Robert H. Gidel as set forth herein and Wesley R. Edens who directly owns 80,661 shares. However, by reason of their status as a manager, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock owned directly or otherwise beneficially by such Reporting Person. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock from time to time owned directly or otherwise beneficially by such Reporting Persons.

(c)          Except as otherwise set forth herein, none of the Reporting Persons have effected any other transactions in the Issuer's Common Stock during the past 60 days.

(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)	Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 above. Except as provided in the Merger Agreement, the Stockholders Agreement, the SPA or as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.1

Joint Filing Agreement, dated as of January 22, 2007, by and between Fortress Pinnacle Investment Fund LLC, a Delaware limited liability company, FIG Advisors LLC, a Delaware limited liability company, Robert H. Gidel, an individual, FRIT PINN LLC, a Delaware limited liability company, FRIT Holdings LLC, a Delaware limited liability company, Fortress Registered Investment Trust, a Delaware business trust, Fortress Investment Fund LLC, a Delaware limited liability company, Fortress Fund MM LLC, a Delaware limited liability company, FIT GSL LLC, a Delaware limited liability company, FIT Holdings LLC, Fortress Investment Trust II, a Delaware business trust,

Fortress Investment Fund II LLC, a Delaware limited liability company, Fortress Fund MM II LLC, a Delaware limited liability company, Fortress Investment Group LLC, a Delaware limited liability company, Fortress Operating Entity I LP, a Delaware limited partnership, FIG Corp., a Delaware corporation, and Fortress Investment Group Holdings LLC, a Delaware limited liability company.

1.2

Stock Purchase Agreement dated as of January 19, 2007, by and among Crown Castle International Corp., Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC, Greenhill Capital Partners, LLC, GCP SPV1, LLC, GCP SPV2, LLC, Abrams Capital International, Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, Whitecrest Partners, LP, Riva Capital Partners, LP and 222 Partners, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS PINNACLE INVESTMENT FUND LLC
By:	/s/ Robert H. Gidel
Robert H. Gidel as sole manager of Fortress Pinnacle Investment Fund LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FIG ADVISORS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer of Fortress Investment Group LLC, managing member of FIG Advisors LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

ROBERT H. GIDEL
/s/ Robert H. Gidel
Robert H. Gidel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FRIT PINN LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Vice President and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FRIT HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS REGISTERED INVESTMENT TRUST
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS INVESTMENT FUND LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary of Fortress Fund MM LLC, managing member of Fortress Investment Fund LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS FUND MM LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FIT GSL LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FIT HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS INVESTMENT TRUST II
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS INVESTMENT FUND II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary of Fortress Fund MM II LLC, managing member of Fortress Investment Fund II LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS FUND MM II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS INVESTMENT GROUP LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS INVESTMENT GROUP HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FORTRESS OPERATING ENTITY I LP
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer of FIG Corp, general partner of Fortress Operating Entity I LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

FIG CORP.
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of the director and each of the executive officers of Fortress Investment Group LLC, the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, the managing member of Fortress Fund MM LLC, the managing member of Fortress Fund MM II LLC, the managing member of Drawbridge Special Opportunities Advisors LLC and the managing member of Drawbridge Global Macro Advisors LLC, are listed below. The principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Peter L. Briger, Jr.	Co-President of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Michael E. Novogratz	Co-President of Fortress Investment Group Holdings LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group Holdings LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of the directors and each of the executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Peter L. Briger, Jr.	Co-President of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Michael E. Novogratz	Co-President of Fortress Investment Group Holdings LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group Holdings LLC
David Brooks	Secretary of Fortress Investment Group Holdings LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP HOLDINGS LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group Holdings LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. The principal business address of each of the directors and executive officers of Fortress Investment Group Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Peter L. Briger, Jr.	Co-President of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Michael E. Novogratz	Co-President of Fortress Investment Group Holdings LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group Holdings LLC
David Brooks	Secretary of Fortress Investment Group Holdings LLC

GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP

The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of Fortress Investment Group LLC, is FIG Corp. The name and principal occupation of the directors and each of the executive officers of Fortress Investment Group Holdings LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Peter L. Briger, Jr.	Co-President of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Michael E. Novogratz	Co-President of Fortress Investment Group Holdings LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group Holdings LLC
David Brooks	Secretary of Fortress Investment Group Holdings LLC

EXECUTIVE OFFICERS OF FORTRESS INVESTMENT FUND II LLC

The name and principal occupation of each of the executive officers of Fortress Investment Fund II LLC, the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II, are listed below. The principal business address of each of the executive officers of Fortress Investment Fund II LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings

Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds

DIRECTORS AND EXECUTIVE OFFICERS OF FIT GSL LLC

The name and principal occupation of each of the directors and executive officers of FIT GSL LLC are listed below. The principal business address of each of the directors and executive officers of FIT GSL LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds
Jonathan Ashley	Managing Director of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FORTRESS FUND MM II LLC

The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC, the managing member of Fortress Investment Fund II LLC, are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds

MANAGERS AND MEMBERS OF FORTRESS INVESTMENT FUND LLC

The name and principal occupation of each of the managers and members of Fortress Investment Fund LLC, the holder of all of the issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust, are listed below. The principal business address of each of the managers and members officers of Fortress Investment Fund LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Peter L. Briger, Jr.	Co-President of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Michael E. Novogratz	Co-President of Fortress Investment Group Holdings LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group Holdings LLC

EXECUTIVE OFFICERS OF FIT HOLDINGS LLC

The name and principal occupation of each of the executive officers of FIT Holdings LLC, the sole member of FIT GSL LLC, are listed below. The principal business address of each of the managers and members officers of FIT Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds

EXECUTIVE OFFICERS OF FRIT HOLDINGS LLC

The name and principal occupation of each of the executive officers of FRIT Holdings LLC, the sole member of FRIT PINN LLC, are listed below. The principal business address of each of the managers and members officers of FRIT Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds

MANAGERS AND MEMBERS OF FORTRESS FUND MM LLC

The name and principal occupation of each of the managers and members of Fortress Fund MM LLC, the managing member of Fortress Investment Fund LLC, are listed below. The principal business address of each of the managers and members officers of Fortress Fund MM LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds

MEMBERS AND MANAGERS OF FRIT PINN LLC

The name and principal occupation of each of the members and managers of FRIT PINN LLC are listed below. The principal business address of each of the members and managers of FRIT PINN LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds
William B. Doniger	Managing Director of Fortress Investment Group LLC

MANAGERS AND MEMBERS OF FIG ADVISORS LLC

The name and principal occupation of each of the managers and members of FIG Advisors LLC, the investment advisor of Fortress Pinnacle Investment Fund LLC, are listed below. The principal business address of each of the managers and members officers of FIG Advisors LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds

TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS REGISTERED INVESTMENT TRUST

The name and principal occupation of each of the trustees and executive officers of Fortress Registered Investment Trust, the sole member of FRIT Holdings LLC, are listed below. The principal business address of each of the executive officers of Fortress Registered Investment Trust is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Trustees

NAME	PRINCIPAL OCCUPATION	PRINCIPLE BUSINESS ADDRESS
Carmen Gigliotti	Senior Portfolio Manager, DuPont Pension Fund Investment	DuPont Pension Fund Investment One Righter Pkwy Suite 3200 Wilmington, DE 19803
John Deterding	Owner, Deterding Associates	Deterding Associates 107 North Waterview Richardson, TX 75080
Robert H. Gidel	Managing Director, Liberty Partners, L.P.	Liberty Partners, L.P. 3001 North Rocky Point Drive East – Suite 200 Tampa, Fl 33607
Marcia Haydel	Portfolio Manager, General Motors Investment Management Corporation	General Motors Investment Management Corporation 767 Fifth Avenue New York, NY 10153

Dennis Porterfield	Self-employed	321 Race Track Road Ho-Ho-Kus, NJ 07423
Gary Holt	Investment Officer, Washington State Investment Board	Washington State Investment Board 2100 Evergreen Park Drive SW Olympia, WA 98504
John Sites	Partner, Daystar Partners	Daystar Partners 411 Theodore Fremd Avenue Suite 100 Rye, NY 10580
Mark Barnard	Director - Private Investments, Howard Hughes Medical Institute	Howard Hughes Medical Institute 4000 Jones Bridge Road Chevy Chase, MD 20815-6789
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC	Fortress Investment Group Holdings LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105

Executive Officers

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group’s Private Equity Funds
Allison Thrush	Managing Director of Fortress Investment Group LLC

TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT TRUST II

The name and principal occupation of each of the trustees and executive officers of Fortress Investment Trust II, the holder of all issued and outstanding shares of beneficial interest of FIT Holdings LLC, are listed below. The principal business address of each of the executive officers of Fortress Investment Trust II is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Trustees

NAME	PRINCIPAL OCCUPATION	PRINCIPLE BUSINESS ADDRESS
Carmen Gigliotti	Senior Portfolio Manager, DuPont Pension Fund Investment	DuPont Pension Fund Investment One Righter Pkwy Suite 3200 Wilmington, DE 19803
John Deterding	Owner, Deterding Associates	Deterding Associates 107 North Waterview Richardson, TX 75080
Robert H. Gidel	Managing Director, Liberty Partners, L.P.	Liberty Partners, L.P. 3001 North Rocky Point Drive East – Suite 200 Tampa, Fl 33607

Executive Officers

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group’s Private Equity Funds
Allison Thrush	Managing Director of Fortress Investment Group LLC

OFFICERS OF FORTRESS PINNACLE INVESTMENT FUND LLC

The name and principal occupation of each of the officers of Fortress Pinnacle Investment Fund LLC are listed below. The principal business address of each of the officers of Fortress Pinnacle Investment Fund LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group Holdings LLC
Robert I. Kauffman	President-Europe of Fortress Investment Group Holdings LLC
Randal A. Nardone	Chief Operating Officer of Fortress Investment Group Holdings LLC
Jeffrey R. Rosenthal	Chief Financial Officer of Fortress Investment Group's Private Equity Funds
Lilly Donohue	Managing Director of Investor Relations of Fortress Investment Group LLC